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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/

                              CASINO MAGIC CORP.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  147590 10 3
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                                (CUSIP Number)

                              G. Michael Finnigan
                             Hollywood Park, Inc.
                            1050 South Prairie Ave.
                          Inglewood, California 90301
                              Tel: (310) 419-1500

                                With a copy to:
                                ---------------
                               Alvin Segel, Esq.
                              Irell & Manella LLP
                           1800 Avenue of the Stars,
                                   Suite 900
                         Los Angeles, California 90067
                              Tel: (310) 277-1010

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 20, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (PAGE 1 OF 4 PAGES)

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     /1/  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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CUSIP NO. 147590 10 3                                      PAGE 2 OF 4 PAGES
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Hollywood Park, Inc.
      IRS Identification No. 95-3667491

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      WC
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     7    SOLE VOTING POWER

     NUMBER OF            782,900

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          7,954,500
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             782,900

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      8,737,400**

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      24.5%
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14    TYPE OF REPORTING PERSON*:

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

** The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Schedule 13D.
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                                                           PAGE 3 OF 4 PAGES
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     This Amendment No. 2 amends and supplements the following items of the
Schedule 13D of Hollywood Park, Inc., a Delaware corporation ("Parent"), originally filed on February 27, 1998 with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed June 12, 1998 (as amended, the "Schedule 13D") with respect to shares of common stock, $.01 par value per share (the "Common Stock") of Casino Magic Corp., a Minnesota corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

     This Amendment No. 2 is being filed in connection with Parent's purchase in open market transactions of an additional 339,332 shares of Common Stock of the Company since the filing of Amendment No. 1.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by deleting the last paragraph thereto added by Amendment No. 1 and adding the following in its place:

     Parent financed 100% of the $1,594,326.38 total purchase price of the Purchased Shares (as defined in Item 5) through working capital.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Part (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Parent is the beneficial owner of 782,900 shares of Common Stock (the "Purchased Shares"), of which 400,000 shares were purchased on June 5, 1998, 37,568 shares were purchased on June 8, 1998, 6,000 shares were purchased on June 11, 1998, 6,000 shares were purchased on June 12, 1998, 8,000 shares were purchased on June 16, 1998, 83,900 shares were purchased on June 17, 1998, 35,432 shares were purchased on June 18, 1998, 8,000 shares were purchased on June 19, 1998, 38,000 shares were purchased on June 23, 1998, 10,000 shares were purchased on June 25, 1998, 20,000 shares were purchased on June 26, 1998, and 1,000 shares were purchased on June 30, 1998, all in open market transactions at a price per share of $2.00, and of which 75,000 shares were purchased on July 16, 1998, 5,000 shares were purchased on July 17, 1998, 19,000 shares were purchased on July 20, 1998, and 30,000 shares were purchased on July 23, 1998, all in open market transactions at a price per share of $2.03125.

     Parent may also be deemed to be the beneficial owner of the 7,954,500 Proxy Shares which are held by Torguson and are subject to the voting and other provisions of the Voting Agreement.

     The Purchased Shares and the Proxy Shares together constitute approximately 24.5% of the outstanding shares of Common Stock, based on the total number of 35,722,124 shares of Common Stock represented by the Company in its Form 10-Q filed May 15, 1998 to have been outstanding as of May 12, 1998. To the best knowledge of Parent, no director or executive officer of Parent is the beneficial owner of any shares of Common Stock.
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                                                           PAGE 4 OF 4 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        HOLLYWOOD PARK, INC.



Dated: July 22, 1998                    By: /s/ G. Michael Finnigan
                                            -----------------------
                                            G. Michael Finnigan,
                                            President, Sports and
                                            Entertainment